Consent of Independent Registered Public Accounting Firm
Photowatt Technologies Inc.:
We consent to the use of our report dated July 31, 2006, except as to note 19 which is as of August 29, 2006, with respect to the combined balance sheets of Photowatt Technologies Inc. as of March 31, 2006 and 2005, and the related combined statements of earnings (loss), net investment, and cash flows for each of the years in the three-year period ended March 31, 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Waterloo, Canada
August 29, 2006
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.